UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 29, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

FURTHER NOTICE OF EXTRAORDINARY GENERAL MEETING

The Board wishes to give further notice to the shareholders of the Company in relation to the time, venue and matters regarding the EGM.

Reference is made to the circular dated 29 October 2010 (the “Circular”) of China Eastern Airlines Corporation Limited (the “Company”) containing, among others, the notice dated 29 October 2010 of the extraordinary general meeting (the “EGM”) of the Company to be held on Wednesday, 15 December 2010.

Unless the context otherwise requires, capitalised terms used in the Circular have the same meanings when used in this announcement.

Pursuant to Article 61 of the articles of association of the Company, the Company hereby gives further notice to the shareholders of the Company that the EGM will be held at 2:00 p.m. on Wednesday, 15 December 2010, or any adjournment thereof, at Shanghai International Airport Hotel (上海國際機場賓館), 2550 Hongqiao Road, Shanghai, the PRC for the purpose of considering the following matters:

AS ORDINARY RESOLUTIONS

1.
To consider and approve the setting up of 東方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) jointly by the Company and State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province.

2.
To consider, approve, confirm and ratify a conditional financial services agreement dated 15 October 2010 (the “Financial Services Renewal Agreement”), a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東航集團財務有限責任公司 (Eastern Air Group Finance Company Limited) and all transactions thereunder and the relevant associated maximum aggregate annual values in relation to the provision of deposit services to the Group as determined pursuant to and for the purpose of the connected transaction regulatory requirements under the Listing Rules, details of all of which are set out in the announcement of the Company dated 15 October 2010 (the “Announcement”) under the paragraphs headed “Financial Services Renewal Agreement” and the circular of the Company dated 29 October 2010; and to authorize any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the provision of deposit services under the Financial Services Renewal Agreement or any matter incidental thereto.

3.
To consider, approve, confirm and ratify a conditional catering services agreement dated 15 October 2010 (the “Catering Services Renewal Agreement”) regarding the provision of catering services to the Group, a copy of which will be produced to the EGM and initialed by the chairman of the EGM for the purpose of identification, entered into between the Company and 東方航空食品投資有限公司 (Eastern Air Catering Investment Co. Ltd.) and all transactions thereunder in relation to the provision of catering services to the Group; and to authorize any director of the Company to sign all such documents and/or do all such things and acts as he may consider necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with all transactions relating to the Catering Services Renewal Agreement or any matter incidental thereto.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company, as at the date hereof, are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC
29 November 2010